SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

24 MARCH 2004

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD LIMITED



ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold")

ISIN: ZAE000043485   JSE Share code: ANG

DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD LIMITED
IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we give notice that the following directors have exercised share options, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme. This resulted in the following ordinary shares of the company having been allotted and traded on the JSE:

Details	K H Williams
Date exercised and sold	19 March2004
Type of interest	Beneficial
Number of shares	2,600
Date options granted	16 February 1998
Vesting period	Over a 5 year period
Option exercise price	R104.00
Sale price (average)	R276.8153
% of total shares in issue	0.001164593

24 March 2004

Sponsor

UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 24 MARCH 2004   By: /s/ C R BULL

                                       Name: C R Bull
                                       Title: Company Secretary